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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cheniere Energy, Inc.
(Name of Issuer)
Common Stock, $0.003 par value
(Title of Class of Securities)
16411R208
(CUSIP Number)
David W. Bernstein, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Master Fund Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,551,505

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,551,505

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,551,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	The percentages used in this Schedule 13D are calculated based upon a total of 54,935,191 shares of common stock of the Company, par value $0.003 per share, stated to be issued and outstanding as of June 30, 2006, as reflected in the Company’s Quarterly Report on Form 10-Q filed on August 4, 2006.

(Page 2 of 11 Pages)

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Fund General Partner Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,551,505

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,551,505

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,551,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(Page 3 of 11 Pages)

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Fund Management (Cayman) Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,551,505

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,551,505

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,551,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(Page 4 of 11 Pages)

Item 1.	Securities and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, $0.003 par value per share (“Shares”), of Cheniere Energy, Inc. (the “Issuer” or the “Company”), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at 717 Texas Avenue, Suite 3100, Houston, Texas 77002.

Item 2.	Identity and Background
     This statement on Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) SRM Global Master Fund Limited Partnership (the “Master Fund”), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the “General Partner”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund, and (iii) SRM Fund Management (Cayman) Limited (the “Investment Manager”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund’s day-to-day operation. The address of the principal office of each of the foregoing Reporting Persons is: PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
     The directors and executive officers of the General Partner and the Investment Manager are named on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:
i.	name;

ii.	business address (or residence address where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.
     During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I or II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and amount of Funds and Other Consideration
     The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that had been contributed to the Master Fund by its limited

(Page 5 of 11 Pages)

partners. No funds were borrowed by the Master Fund in order to complete the Share purchases described below.
     The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.
     This Schedule 13D is being filed to reflect purchases by the Master Fund of a total of 3,551,505 Shares since September 27, 2006 in open market transactions, namely:
(i)	Purchase by the Master Fund of 143,300 Shares at $29.4954 per share on September 27, 2006;

(ii)	Purchase by the Master Fund of 235,100 Shares at $29.6176 per share on September 28, 2006;

(iii)	Purchase by the Master Fund of 500,000 Shares at $28.5427 per share on October 2, 2006;

(iv)	Purchase by the Master Fund of 500,000 Shares at $26.25 per share on October 3, 2006;

(v)	Purchase by the Master Fund of 500,000 Shares at $25.8916 per share on October 4, 2006;

(vi)	Purchase by the Master Fund of 250,000 Shares at $25.5151 per share on October 9, 2006;

(vii)	Purchase by the Master Fund of 238,200 Shares at $25.7176 per share on October 13, 2006;

(viii)	Purchase by the Master Fund of 69,600 Shares at $26.5432 per share on October 16, 2006;

(ix)	Purchase by the Master Fund of 86,805 Shares at $26.3204 per share on October 17, 2006;

(x)	Purchase by the Master Fund of 200,000 Shares at $26.5874 per share on October 18, 2006;

(xi)	Purchase by the Master Fund of 411,700 Shares at $27.0751 per share on October 19, 2006;

(xii)	Purchase by the Master Fund of 395,100 Shares on October 20, 2006, at $27.25 per share, and

(xiii)	Purchase by the Master Fund of 21,700 Shares on October 24, 2006, at $26.99 per share.

Item 4.	Purpose of the Transaction
     The Shares being reported on this Schedule 13D have been acquired for investment purposes. Each Reporting Person reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional shares and other securities of the Issuer, selling some or all of their shares, engaging in short selling of or hedging or similar transactions with respect to the shares or other securities of the

(Page 6 of 11 Pages)

Issuer or changing their intention partially or entirely with respect to any or all of the matters described in this Item.
     Except as indicated above, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I or II to this Schedule 13D, has any plans or proposals that relate to or would relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a)-(b) The Master Fund directly beneficially owns 3,551,505 Shares, representing 6.5% of the outstanding Common Stock of the Issuer. The General Partner is the general partner of the Master Fund, and accordingly, the General Partner has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund, and accordingly, the Investment Manager has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. Therefore, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, (i) the Master Fund is the beneficial owner of, with shared voting and dispositive power over, a total of 3,551,505 Shares and (ii) each of the General Partner and the Investment Manager is the beneficial owner of, with shared voting and dispositive power over, a total of 3,551,505 Shares.
     Based upon the information as to outstanding shares contained in the Company’s Report on Form 10-Q for the period ended June 30, 2006, the Shares of which each of the Master Fund, the General Partner and the Investment Manager is the beneficial owner constitute 6.5% of the outstanding Shares.
     (c) Other than as described in Item 3, during the past sixty days, none of the Reporting Persons effected any transactions in Shares.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described in Item 5, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the Company’s securities.

Item 7.	Material To Be Filed as Exhibits.

Exhibit
Number	Description of Exhibit
1	Joint Filing Agreement, dated as of October 26, 2006, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited and SRM Fund Management (Cayman) Limited.

(Page 7 of 11 Pages)

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Philip Price, David W. Bernstein and Philippe Y. Blanchard his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2006

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited,
its General Partner

By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorised Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED
By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorised Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED
By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Director

(Page 8 of 11 Pages)

SCHEDULE I
The name, position and citizenship of each director of SRM Global Fund General Partner Limited are set forth below. SRM Global Fund General Partner Limited does not have any executive officers.

Principal Occupation
Name and Citizenship	/Employment	Business Address
Alan Hodson, United Kingdom	Director	Mr. Hodson’s residence address is Coombe Pines, Warren Cutting, Kingston upon Thames, KT2 7HS, United Kingdom

Kieran Conroy, Eire	Director	c/o Citco Fund Services (Dublin) Limited Custom House Plaza—Block 6 IFSC — Dublin 1 Eire

Scott Somerville, Canada	Director	Maples Finance Limited Queensgate House PO Box 1093GT South Church Street Grand Cayman, Cayman Islands

(Page 9 of 11 Pages)

SCHEDULE II
The name, position and citizenship of the members of the board of directors of SRM Fund Management (Cayman) Limited are set forth below. SRM Fund Management (Cayman) Limited does not have any executive officers.

Principal Occupation
Name and Citizenship	/Employment	Business Address
Jonathan Wood, United Kingdom	Director	SRM Fund Management (Cayman) Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

Ian Barclay, United Kingdom	Director	SRM Fund Management (Cayman) Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

Philip Price, United Kingdom	Director	SRM Fund Management (Cayman) Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

(Page 10 of 11 Pages)

INDEX TO EXHIBITS

Exhibit
Number	Description
1	Joint Filing Agreement, dated as of October 26, 2006, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited and SRM Fund Management (Cayman) Limited.

(Page 11 of 11 Pages)

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Common Stock, par value $0.003 per share, of Cheniere Energy, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.
Dated: October 26, 2006

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited,
its General Partner

By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorized Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED
By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorized Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED
By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Director